Prospectus Supplement dated January 29, 2009	Rule 424(b)(3)
To Prospectus dated November 13, 2006	File No. 333-138705
VERIZON COMMUNICATIONS INC.
VERIZON COMMUNICATIONS DIRECT INVEST
A Direct Stock Purchase and Share Ownership Plan for
Common Stock of Verizon Communications Inc.
          This Prospectus Supplement dated January 29, 2009 supplements and amends the Prospectus dated November 13, 2006, as follows and should be read in connection with the Prospectus:
          Effective February 2, 2009, Verizon Communications is making the following changes to the Verizon Communications Direct Invest plan:
•	Reducing the minimum initial investment in the Plan for new investors and for Individual Retirement Accounts (IRAs) from $500 to $250 and reducing the minimum initial investment in the Plan for new investors who authorize the Plan Administrator to automatically deduct from their U.S. bank account from five (5) $100 monthly payments to five (5) $50 monthly payments. As a result, each reference in the Prospectus to “$500” is hereby amended to read “$250” and each reference in the Prospectus to “$100” is hereby amended to read “$50”.

•	Eliminating the one-time account setup fee, the additional investments fee and the automatic monthly deduction fee. As a result, the Participant Fees section of the Prospectus is hereby amended to:
o	Delete “One-time Account Setup Fee - $5.00”

o	Delete “Additional Investments — Per Transaction

Via check	$2.50
Via Internet: one-time purchase	$2.50
Via automatic monthly deduction	$1.00	”
o	Delete “New Investors - There is a one-time account setup fee of $5.00 if you are making a first-time purchase of Verizon Communications shares or establishing a new investment account.”

o	Delete “Additional Investments - If you send a check to purchase additional shares of Verizon Communications through the Plan, or if you authorize a one-time deduction from your U.S. bank account via the Internet, the Plan Administrator will deduct a processing fee of $2.50 per investment.”

o	Delete “Automatic Monthly Deductions - If you authorize automatic monthly deductions from your U.S. bank account, the fee is $1.00 per investment.”
•	Offering market order sales with a sale fee of $22.50 and increasing the sale fee for batch order sales from $10.00 to $12.50. As a result,
o	the Participant Fees section of the Prospectus is hereby amended to delete “Sale Fee $10.00 per sale” and replace it with:

“Batch Order Sale Fee	$12.50 per sale
Market Order Sale Fee	$22.50 per sale”
o	the Sales section of the Prospectus is hereby amended to delete the section in its entirety and replace it with:

“You can sell some or all of the shares you have accumulated in the Plan by contacting the Plan Administrator. You have two choices when making a sale, depending on how you submit your sale request, as follows:

• Market Order: A market order is a request to sell shares promptly at the current market price. Market order sales are only available at www.computershare.com/verizon or by calling the Plan Administrator directly at 1-800-631-2355. Market order sale requests received at www.computershare.com/verizon or by telephone will be placed promptly upon receipt during market hours (normally 9:30 a.m. to 4:00 p.m. Eastern Time). Any orders received after 4:00 p.m. Eastern Time will be placed promptly on the next day the market is open. The sales price per share will be the market price of the sale obtained by the Plan Administrator. The cash proceeds that you will receive will be equal to the number of shares sold multiplied by the sales price, minus a $22.50 market order sale fee per transaction and an additional $.07 fee per share sold.
• Batch Order: A batch order is an accumulation of all sales requests for a security submitted together as a collective request. Batch orders are submitted daily and will generally be processed no later than five business days after the date on which the order is received. Batch order sales are available at www.computershare.com/verizon, by calling the Plan Administrator directly at 1-800-631-2355 or in writing. If the dollar value of the sale is expected to exceed $100,000, you must submit your sale request to the Plan Administrator in writing by completing and mailing the form attached to your account statement.. All Individual Retirement Account sales must be in writing. All sale requests received in writing will automatically be treated as batch order sale requests. The Plan Administrator will seek to sell shares in round lot transactions. The sales price per share will be the weighted average price per share received by the Plan Administrator for all sales made that day for Plan participants and non-participants using the “safekeeping” service. The cash proceeds that you will receive will be equal to the number of shares sold multiplied by the sales price, minus a $12.50 batch order sale fee per transaction and an additional $.07 fee per share sold.

The Plan Administrator reserves the right to decline to process a sale if it determines, in its sole discretion, that supporting legal documentation is required. In addition, only the Plan Administrator will select the broker(s) or dealer(s) through or from whom sales are to be made.

Please note that if you choose to sell all of the shares you have accumulated in the Plan, you will no longer be a participant. See ‘Withdrawal from the Plan.’”